August 4, 2021 United States Securities and Exchange Commission Division of Corporation Finance Office of Technology 100 F Street NE Washington, D.C. 20549

Attn:	Amanda Kim, Senior Staff Accountant

Stephen Krikorian, Accounting Branch Chief

Matthew Crispino, Staff Attorney

Jan Woo, Legal Branch Chief

Re:	VPC Impact Acquisition Holdings

Amendment No. 2 to Registration Statement on Form S-4

Filed July 9, 2021

File No. 333-254935

Ladies and Gentlemen:

In connection with the above-referenced registration statement (the “Registration Statement”), on behalf of our client, VPC Impact Acquisition Holdings, a Cayman Islands exempted company (the “Company”), we are submitting supplementally to the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) responses to oral comments the Company received from the Staff via conference calls on July 29, 2021 and July 30, 2021, and additional clarifications discussed with the Staff via conference call on August 2, 2021.

We also are submitting supplementally in Annex A to this letter, proposed marked copies of the pages of the Registration Statement reflecting revised disclosures responsive to the Staff’s comments. The Company intends to incorporate these changes into a future amendment to the Registration Statement.

For your convenience, a summary of the Company’s understanding of the Staff’s oral comments has been included in this letter preceding each response. The responses in this letter have been organized into the following thematic areas: (i) Revenue Recognition for PDF Contracts; (ii) Off-Balance Sheet Treatment of Bitcoin Held in Custody for Unaffiliated Institutional Customers; and (iii) Projected Financial Information. All page references in the responses set forth below refer to page numbers in the Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

Revenue Recognition for PDF Contracts

1. Please provide Bakkt’s analysis regarding why it believes that the determination of whether it acting as agent, rather than principal, with respect to the trading and clearing activity that Bakkt provides for its PDF Contracts is immaterial to an understanding of Bakkt’s historical financial statements.

United States Securities and Exchange Commission

August 4, 2021

Bakkt has considered whether it acts as a principal or an agent with respect to the trading and clearing activity related to its physically-delivered bitcoin futures contracts and the options contracts (“PDF Contracts”), and the Company has provided further herein its analysis supporting the Company’s conclusion that Bakkt acts as an agent in such activities.

However, before setting forth this supplemental analysis, the Company respectfully advises the Staff that the Company and Bakkt have concluded that the impact of this determination is not material to Bakkt’s financial statements, or to an investor’s decision with respect to the business combination, because the impact of presenting Bakkt’s revenue from the Triparty Agreement on a gross basis is not material to the current and historical financials or to Bakkt’s near-term projections. The primary consideration underlying this position is reflected in the table below, which is expanded upon in the explanations below the table.

	2019	2020	First Half 2021 (1)
Revenue from Triparty Agreement	$—	$2,083,000	$390,000
Triparty Agreement rebates/incentive payments	(693,000)	(3,393,000)	(149,000)
Revenue from Triparty Agreement less related rebates	(693,000)	(1,310,000)	241,000
Contribution agreement expenses (contra-revenue)	(188,000)	(697,000)	(284,000)

Total revenue from Triparty Agreement, net	$(881,000)	$(2,007,000)	$(43,000)

Total revenue for Bakkt	$(864,000)	$28,495,000	$16,631,000
Contribution agreement expenses as a % of revenue	21.8%	-2.4%	-1.7%
Total expense for Bakkt	$35,815,000	$107,614,000	$76,366,000
Contribution agreement expenses as a % of expenses	-0.5%	-0.6%	-0.4%
Net loss for Bakkt	$(32,976,000)	$(79,605,000)	$(60,711,000)
Contribution agreement expenses as a % of net loss	0.6%	0.9%	0.5%

(1)

Please note that this letter, including the table above, contains certain preliminary financial information for Bakkt for the six months ended June 30, 2021. Such information is subject to the ongoing review of Bakkt management and auditors and, as a result, such information may change.

•

2020 and 2021 to date. As shown in the table above, the impact of presenting Bakkt’s revenue from the Triparty Agreement on a gross basis (where Bakkt is treated as a principal) would increase its revenues by $697,000 for the year ended December 31, 2020 and by $284,000 for the six months ended June 30, 2021. This represents an impact of 2.4% and 1.7% on revenues, respectively. Additionally, the effects on expenses for Bakkt are 0.6% and 0.4% of total expenses, respectively. When considering the size of this adjustment compared to Bakkt’s net losses for such periods, the impacts are 0.9% and 0.5% of net losses, respectively.

United States Securities and Exchange Commission

August 4, 2021

•

2019. The impact on expenses is 0.5%, and the adjustment compared to the net loss for the year would have been 0.6%, both of which are immaterial. While the effect on Bakkt’s financial statements for the year ended December 31, 2019 may at first appear as a large percent related to revenue, given the qualitative considerations as articulated below related to Bakkt being in an early stage start-up mode, this is immaterial to 2019. Bakkt did not generate meaningful revenue during 2019; therefore, the comparison as a percentage of revenue is not meaningful. Given Bakkt’s limited operating history (having completed its formation and initial financing in late 2018) and the fact that revenues for the entire company were negative in 2019, the Company believes that the revenue from 2019 is not material to the investors’ understanding of Bakkt’s current business or, ultimately, their decision to invest in the business combination.

Bakkt’s first product offering, the PDF Contracts, launched in August 2019. Its second product offering, standalone custody, launched in November 2019 (and, as part of an introductory offer, Bakkt frequently waived any fees for that product for introductory periods). As a result, Bakkt’s 2019 revenue (which was negative) was composed almost entirely of the Triparty Agreement rebates and incentive payments and the Contribution Agreement-related expense. As a result, revenue was negative for the full year 2019.

In contrast, the most significant parts of Bakkt’s current product offering, as well as its planned growth trajectory, did not launch until subsequent periods. Bakkt’s loyalty redemption offering, added through the Bridge2 Solutions acquisition, was added in early 2020, and the Bakkt app launched in March 2021.

As such, the Company respectfully submits that Bakkt’s historical financial statements for the year ended December 31, 2019 reflect only its startup nature and limited business activity and do not reflect the significant progress of Bakkt’s business or the most significant growth drivers for the business going forward, which is evident from the immaterial nature of the impact for the year ended December 31, 2020 and the first half 2021.

•	No Effect on Net Losses. Whether Bakkt acts as principal or agent with respect to these activities has no impact on Bakkt’s net loss for any reported period.

•

Near-term future periods. Further, Bakkt does not expect the presentation of Triparty Agreement revenues on a gross basis to have a material impact on Bakkt’s financial statements for either of the years ending December 31, 2021 or 2022, given the expected revenue growth of all revenue sources contemplated in the forward projections.

In summary, while the Company believes that Bakkt’s accounting determination related to the principal/agent issue is appropriate, given the immateriality of the impact of this issue, both historically and in the expected near term, the Company believes that an alternative determination would not have a material impact to shareholders voting on the business combination or on investors generally. Further, the Company notes that the amounts related to Triparty Agreement rebates/incentive payments in the table above represent consideration payable to a customer and will therefore be shown as a reduction of revenue regardless of the gross vs net conclusion (see further discussion in Comment 2(b) below). The Company and Bakkt will continue to engage with the Staff to the extent necessary to ensure that the principal/agent determination is properly accounted for as, if and when it may become material to Bakkt’s business (which in any event is not expected to occur until after the conclusion of the 2022 fiscal year).

United States Securities and Exchange Commission

August 4, 2021

2. With respect to the analysis of Accounting Standards Codification (“ASC”) 606 related to the Company’s analysis of whether it acts as a principal or an agent with respect to trading and clearing activity provided for the PDF Contracts, please provide further detail with respect to your analysis in light of the following:

(a)	Discuss the fact that Bakkt does not charge fees for custody services provided to PDF Contract customers.

Response:

The Company considered the guidance in ASC 606-10-25-1, which states that an entity shall account for a contract with a customer when all of the criteria are met.

As previously disclosed on page F-59 of the Registration Statement, and as stated in the Company’s response to Comment 6 in its letter to the Staff dated July 9, 2021:

“Bakkt Trust does not charge a separate custody fee for PDF Contract customers and does not allocate any transaction price to the custody performance obligation, because the contracts are day-to-day contracts. In addition, allocating consideration to custody of PDF Contracts would be immaterial because in Bakkt Trust’s historical experience, fewer than less than 1% of PDF Contracts go to contract maturity where physical delivery would be required, thus obviating the need for custody services.”

Considering that there are no specified payment terms in the custody contract with PDF customers, Bakkt concluded that the PDF customers are not customers of Bakkt under ASC 606.

Bakkt will accordingly revise its disclosure to clarify this on page F-59 of the Registration Statement as shown in Annex A-2 to this letter.

(b)

What is the transaction price for the Triparty Agreement? Does the fact that Bakkt is obligated to pay to ICE any shortfall in net revenue for trading and clearing activities make such amounts “consideration payable to a customer?” What is the impact of the contribution agreement between ICE and Bakkt on the transaction price?

United States Securities and Exchange Commission

August 4, 2021

Response:

Transaction Price including related rebate payments

The Company considered the guidance in ASC 606-10-32-2, which states that the transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties. The Triparty Agreement states:

“(a) In connection with the formation of Warehouse, certain affiliates of IFUS and ICUS have agreed to cause certain assets to be contributed to Warehouse and cause certain services to be provided to Warehouse by IFUS, ICUS and other affiliates of IFUS and ICUS. In furtherance of the foregoing contributions and the arrangements entered into among IFUS, ICUS and such affiliates, the Parties agree that all revenues of IFUS and ICUS with respect to the trading and clearing, respectively, of Digital Currency Contracts, after deduction of any applicable rebates, fees owed to market-makers or liquidity providers, or similar incentives with respect to IFUS’s and ICUS’s respective fees and charges in connection with such contracts . . . shall be for the account of the Warehouse.”

The Triparty Agreement also provides:

“In the event the Digital Currency Trading/Clearing Revenue of IFUS or ICUS for the preceding calendar quarter is negative (as a result of deduction of rebates, fees and incentives as described in paragraph (a) above), Warehouse shall pay the shortfall to IFUS or ICUS, as the case may be, by such date.”

Bakkt considers the transaction price to be the net transaction fee received from IFUS and ICUS – that is, 100% of the trading and clearing fees collected by IFUS and ICUS less any rebates or incentive payments made to PDF Contract customers. The transaction price was ($693,000), ($1,310,000) and $241,000 for the years ended December 31, 2019 and December 31, 2020 and the six months ended June 30, 2021, respectively, as shown in the table above. Bakkt considers the rebates and incentive payments to be consideration payable to a customer and are reflected as a reduction to revenue as they are not in exchange for a distinct good or service. The rebates and incentive payments were $693,000, $3,393,000 and $149,000 for the years ended December 31, 2019 and December 31, 2020 and the six months ended June 30, 2021, respectively, as shown in the table above. For additional information, please refer to pages F-59, F-74 and F-104 in the Registration Statement (as revised in Annex A-2 to this letter) and the Company’s response to Comment 7 in its letter to the Staff dated July 9, 2021.

To the extent the rebates issued to PDF Contract customers exceed the transaction fees collected by IFUS and ICUS, Bakkt pays IFUS and ICUS for such amounts. Bakkt does not receive any goods or services from IFUS or ICUS in exchange for the payment. The payment to IFUS and ICUS for such shortfall is required to be paid pursuant to the Triparty Agreement. See the relevant excerpt above.

As such, in applying ASC 606-10-32-25, which states, “an entity shall account for consideration payable to a customer as a reduction of the transaction price and, therefore, of revenue unless the payment to the customer is in exchange for a distinct good or service that the customer transfers to the entity,” Bakkt reflects the amounts paid to IFUS and ICUS for the rebates and incentive payments as a reduction in the transaction price. The Company has determined that IFUS and ICUS are its customer as Bakkt is an

United States Securities and Exchange Commission

August 4, 2021

agent in the transaction. Therefore, rebates and incentive payments that are offset against amounts owed to Bakkt or that Bakkt must pay to IFUC/ICUS are treated as a reduction of revenue. The treatment of the rebates and incentive payments as a reduction of revenue would not change if Bakkt determined it is a principal in the PDF Contracts. If Bakkt were to conclude it is a principal, the customer would be the PDF Contract customers and any rebates or incentive payments paid to such customers would be required to be treated as consideration payable to a customer, and a reduction of the transaction price.

Contribution Agreement

As part of Bakkt’s formation and in accordance with the corresponding contribution agreement with ICE (the “Contribution Agreement”), ICE contributed to Bakkt the right to use IFUS’s and ICUS’s exchange and clearing licenses, which are required in support of offering PDF Contracts. The Contribution Agreement and the Triparty Agreement are related party agreements, as Bakkt is majority-owned, and consolidated for accounting purposes, by ICE. As discussed above and previously disclosed in Bakkt’s related party footnote on page F-74 of the Registration Statement:

“The Triparty Agreement further requires all revenues of IFUS and ICUS with respect to the trading and clearing of digital currency contracts, after deduction of any applicable rebates and liquidity or incentive payments, to be remitted to Bakkt.”

Further, as previously disclosed in Bakkt’s Member’s Equity footnote on page F-75 of the Registration Statement:

“During the years ended December 31, 2020 and 2019, ICE has contributed $697,000 and $188,000, respectively, of exchange and clearing license value based on expenses incurred by IFUS and ICUS for executing and clearing bitcoin futures and is shown as a reduction to “Net revenues” in the accompanying consolidated statements of operations and comprehensive loss and an increase to “Members’ equity” in the accompanying consolidated balance sheets.”

The expenses recorded by Bakkt pursuant to the Contribution Agreement are not part of the transaction price, but rather are shown as contra revenue, considering Bakkt’s conclusion that it is an agent to the trading and clearing services (refer to Bakkt’s response to Comment 5 in its letter to the Staff dated July 9, 2021). As shown in the table above, the expenses associated to the Contribution Agreement of $697,000 and $188,000 for the years ended December 31, 2020 and 2019, respectively, and $284,000 for year to date 2021 are not material to Bakkt’s financial statements.

(c)	Briefly describe the rights and obligations of IFUS, ICUS, and Bakkt Trust under the Triparty Agreement.

United States Securities and Exchange Commission

August 4, 2021

Response:

The Triparty Agreement generally describes the arrangement among IFUS, ICUS, and Bakkt Trust pursuant to which each will provide services to PDF Contract customers, which, collectively, allow for the offering of PDF Contracts.

•	IFUS. IFUS serves as the designated contract market, or DCM, on which the PDF Contracts are listed and traded. In connection with this role, IFUS:

○	Maintains complete records of all PDF Contract transactions

○	Provides trade data for all PDF Contracts to ICUS

○	Calculates and provides to ICUS and Bakkt Trust all official quotations and market or exchange delivery settlement prices.

○

As background, IFUS supports a number of different trading products within ICE, including agricultural commodities, credit derivatives, equity derivatives, foreign exchange, and others (see https://www.theice.com/futures-us ).

•	ICUS. ICUS serves as the designated clearing organization, or DCO, acting as the central counterparty to all PDF Contracts. In connection with this role, ICUS:

○	Receives trade data for all PDF Contracts from IFUS

○	Accepts PDF Contracts offered to it for clearance from futures commission merchants, or FCMs, thereby becoming the central counterparty for such PDF Contracts

○	Requires and adjusts margin requirements for FCMs

○	As background, ICUS was established in 1915 and provides counterparty risk management and post-trade services across a wide range of asset classes (see https://www.theice.com/clear-us ).

•	Bakkt Trust. Bakkt Trust serves as the custodian for all PDF Contracts. In connection with this role, Bakkt Trust:

○	Establishes and maintains a system of accounts for the deposit and transfer of bitcoin between parties trading PDF Contracts

○	Accepts deposits from parties trading PDF Contracts

○	Verifies account balances of parties trading PDF Contracts prior to those contracts coming to maturity

○	Makes transfers to and from the accounts of parties trading PDF Contracts in accordance with instructions from ICUS

○	Permits withdrawals from parties trading PDF Contracts upon such parties’ instructions.

(d)	Discuss whether PDF Contracts customers view Bakkt as providing a single integrated service.

United States Securities and Exchange Commission

August 4, 2021

Response:

In assessing whether an entity’s promises to transfer goods or services to the customer are separately identifiable, Bakkt considered the guidance in ASC 606-10-25-19(b), which states, “the objective is to determine whether the nature of the promise, within the context of the contract, is to transfer each of those goods or services individually or, instead, to transfer a combined item or items to which the promised goods or services are inputs.” Further, Bakkt also considered the guidance in ASC 606-10-25-21, which states factors to consider that indicate that two or more promises to transfer goods or services to a customer are not separately identifiable.

As previously noted in the Company’s response to Comment 5 in its letter dated July 9, 2021:

“Pursuant to the Triparty Agreement, IFUS, ICUS and Bakkt Trust have agreed to provide the three primary functions needed to supply PDF Contracts to customers – trade execution (by IFUS), clearing (by ICUS), and custody (by Bakkt Trust). Through the Triparty Agreement, IFUS and ICUS agreed to make their trading and clearing services available to PDF Contracts customers so that, collectively, the parties could offer PDF Contracts in an end-to-end regulated environment. IFUS and ICUS perform these services as agreed upon with Bakkt Trust (and in consideration of their regulatory obligations as a DCM and DCO, respectively, under the Commodities Exchange Act . . . ). Further, Bakkt’s PDF Contract customers enter into agreements separately with each of IFUS, ICUS and Bakkt Trust for trading, clearing and custody related services, respectively, with respect to the PDF Contracts…”

Bakkt does not integrate trading and clearing services with custody services. The trading, clearing and custody services do not modify or customize each other, nor are they highly interdependent or interrelated. This is evidenced by the fact that the majority of Bakkt’s PDF Contract customers obtain trading and clearing services without obtaining the custody services. Customers engaging in PDF Contracts execute separate agreements for each of trading, clearing and custody agreements with IFUS, ICUS, and Bakkt, respectively. While not a specific factor to consider in ASC 606-10-25-21, Bakkt does not believe that PDF Contracts customers would consider custody to be an integrated service with trading and clearing as Bakkt enters into separate contracts with each party, and it is clear from the contract that the activities are performed by different parties. Further, as stated in the Company’s response to Comment 6 in its letter to the Staff dated July 9, 2021, less than 1% of PDF Contracts actually go to their maturity date where delivery would be required, indicating that, for the vast majority of PDF Contracts, customers obtain the benefit of trading and clearing services without needing the benefit of custody services at all. As such, trading and clearing can be, and usually are, conducted without the need for custody services.

(e)	Discuss whether the fact that Bakkt receives 100% of risks/rewards from the trading and clearing activities impacts the principal versus agent analysis.

United States Securities and Exchange Commission

August 4, 2021

Response:

In determining whether Bakkt was a principal or agent in relation to the futures trading and clearing activities, Bakkt considered the principal versus agent considerations in ASC 606, noting that the guidance focuses on control of the specified goods and services as the overarching principle for entities to consider in determining whether they are acting as a principal or an agent.

Specifically, Bakkt considered the guidance in ASC 606-10-55-36A which states,

“to determine the nature of its promise, the entity should:

a. Identify the specified goods or services to be provided to the customer

b. Assess whether it controls (as described in paragraph 606-10-25-25) each specified good or service before that good or service is transferred to the customer.”

The Company requests that the Staff refer to Bakkt’s analysis of whether it controls the trading and clearing services as previously provided in the Company’s response to Comment 5 in its letter to the Staff dated July 9, 2021.

Bakkt comprehensively evaluated whether Bakkt controls the services provided by IFUS and ICUS, including an evaluation of the indicators of control in paragraph ASC 606-10-55-39. The economic revenue share between the supplier and reseller of a good or service is not a factor in determining if an entity is a principal or agent, and the Company does not believe that the economic revenue share should override the evaluation of the principle of control in ASC 606. As provided in detailed analysis in the Company’s response to Comment 5 in its letter to the Staff dated July 9, 2021, the Company does not control the services provided by IFUS and ICUS, nor does the Company meet any of the indicators of control, including the fact that Bakkt is not primarily responsible for fulfillment of the services provided by IFUS and ICUS as the PDF customer contracts directly with IFUS and ICUS for the futures trading activity. The Company does not believe that it would be appropriate in accordance with ASC 606 to conclude it is a principal simply because of the economic revenue share. Therefore, Bakkt concluded that it is appropriate in these transactions to reflect revenues net of the expenses for the services contributed from the capital contribution to appropriately reflect the fact that Bakkt is an agent in these transactions, as well as provide detailed disclosure in its financial statements of the nature of these related party arrangements and accounting applied. In addition, the Company does not believe that reporting revenue on a gross or net basis would be material to the financial statements as discussed above. The arrangement whereby Bakkt receives 100% of the net revenue earned by IFUS and ICUS from trading and clearing activities, and the requirement for Bakkt to reflect the expenses incurred by IFUS and ICUS on its behalf, are both a function of the related party agreements executed at the time of Bakkt’s formation and the result of the accounting analysis noted herein. See response to Comment 2(b) above for the relevant excerpts of the contractual term from the Triparty Agreement.

(f)	Discuss the fact that Bakkt has the right to consent to price changes for trading and clearing services.

United States Securities and Exchange Commission

August 4, 2021

Response:

The Triparty Agreement provides the following in relation to the prices charged by IFUS, ICUS and Bakkt:

“Each of IFUS, ICUS and the Warehouse may establish from time to time its respective trading, clearing, delivery, warehouse and other fees and charges in connection with Digital Currency Contracts. The Parties will consult with each other as to such fees and charges, and IFUS and ICUS agree not to implement or change any such fees or charges without the prior written consent of Warehouse (which shall not be unreasonably withheld or delayed).”

The Company respectfully notes the following:

•

Except as specifically modified by the second sentence of the above, each party has the fundamental ability to set the prices for the services it provides (IFUS for trading, ICUS for clearing, and Bakkt for delivery and warehousing).

•	The Parties agree to consult with each other with respect to these fundamental pricing decisions.

•

Because 100% of the net revenue from trading and clearing activities conducted by IFUS and ICUS is for the account of Bakkt (and, correspondingly, 100% of any shortfall must be paid by Bakkt to IFUS and ICUS), the agreement provides Bakkt with a reasonable consent right over any such changes. Rather than indicating that Bakkt has discretion in setting the prices, the Company respectfully suggests that this merely recognizes Bakkt as the party that takes the risk of such changes. Since the consent right cannot be unreasonably withheld, this provision grants Bakkt the ability to influence, and not control, the pricing.

In addition to the terms of the Triparty Agreement, the Company respectfully makes the following additional observations with respect to pricing, IFUS and ICUS have many years of experience conducting trading and clearing activities in many markets across many asset classes. In view of this deep expertise, practically speaking, IFUS and ICUS tend to take the lead role in proposing pricing changes. Further, any such pricing changes are subject to the approval of the CFTC, as the lead regulator for IFUS and ICUS. Bakkt is not regulated by the CFTC and, as such, has no practical ability to engage with the CFTC on pricing changes or cause IFUS and ICUS to engage with CFTC on any pricing changes.

In view of these factors, the Company does not believe that Bakkt is primarily responsible for establishing pricing.

United States Securities and Exchange Commission

August 4, 2021

Furthermore, Bakkt does not believe that its ability to influence the pricing would suggest that Bakkt controls the services provided by IFUS or ICUS, as Bakkt does not control the trading and clearing services, nor is it primarily responsible for fulfillment for the services (see discussion above and the Company’s response to Comment 5 in its letter to the Staff dated July 9, 2021). This is consistent with ASC 606-10-55-39.c, which states “[h]owever, an agent can have discretion in establishing prices in some cases. For example, an agent may have some flexibility in setting prices in order to generate additional revenue from its service of arranging for goods or services to be provided by other parties to customers.”

In light of the above discussion in response to this Comment 2 and the relative immateriality of this issue, the Company will revise the Registration Statement on pages 304, 305, F-59, F-60, F-66, F-74, F-99 and F-104 as set forth in Annex A-2 to this letter to streamline its disclosure regarding the revenue recognition of Bakkt’s trading and clearing activity.

3. Please revise the disclosure on page F-59 of the Registration Statement to clarify that Bakkt does not itself provide trading and clearing services.

Response:

The Company will revise the Registration Statement accordingly on page 304 and F-59 as set forth in the corresponding proposed disclosure set forth in Annex A-2 to this letter.

4. To the extent Bakkt’s customers are related parties, please also revise Bakkt’s financial statements to comply with Rule 4-08(k) of Regulation S-X.

Response:

The Company will revise Bakkt’s financial statements in the Registration Statement to show parenthetically on the face of the income statement the amount of revenues generated from related party transactions to be in compliance with Rule 4-08(k) of Regulation S-X on pages F-50 and F-90 as shown in Annex A-4 to this letter.

Off-Balance Sheet Treatment of Bitcoin Held in Custody for Unaffiliated Institutional Customers

5. In your July 16, 2021 response, you indicated that the Company’s response to Comment 8 contained in the Staff’s letter dated April 19, 2021 was related to “the standalone custody services provided by Bakkt Trust in accordance with the Warehouse Agreement.” Please clarify whether that response was meant to relate to solely Bakkt Trust’s standalone custody services or to both Bakkt Trust’s standalone custody services and its PDF Contract custody services. Further, please clarify (a) whether bitcoin balances held in both the Bakkt Marketplace “house account” held at Bakkt Trust and the omnibus account held by Bakkt Marketplace at Bakkt Trust for the benefit of app users (i) are reflected on Bakkt’s balance sheets, and (ii) are immaterial to Bakkt, (b) whether Bakkt intends to pre-clear with the Staff its accounting treatment related to the revenue it will receive in bitcoin transactions on the Bakkt app, and that such transactions are currently immaterial to Bakkt, and (c) whether bitcoin held by Bakkt’s standalone custody customers and by PDF Contracts customers can be both deposited into and withdrawn from such customer accounts or only withdrawn.

United States Securities and Exchange Commission

August 4, 2021

Response:

The Company confirms that its response to Comment No. 8 in its letter dated July 9, 2021 (which in turn references its response to Comment No. 8 in its letter dated April 19, 2021) was meant to relate to both Bakkt Trust’s standalone custody services and Bakkt’s PDF Contract custody services.

The Company further clarifies the following:

(a) Bitcoin balances held in both the Bakkt Marketplace “house account” held at Bakkt Trust and the omnibus account held by Bakkt Marketplace at Bakkt Trust for the benefit of app users are (i) reflected on Bakkt’s balance sheet, and (ii) are immaterial to Bakkt from a balance sheet perspective. With respect to item (ii), the balances in such accounts as of June 30, 2021 were 50 bitcoin (for the house account) and 14 bitcoin (for the consumer omnibus account), respectively, which collectively reflected less than 0.2% of Bakkt’s total assets as of such date.

(b) Bakkt intends to pre-clear with the Staff its accounting treatment related to the revenue it expects to receive in bitcoin transactions on the Bakkt app; however, the revenue earned from such transactions is currently immaterial to Bakkt. As provided in the Company’s response letter dated July 9, 2021, in the response to Comment 1:

“From a quantitative perspective, Bakkt recognized $169,000 of revenue from its app in the first quarter of 2021, and expects to recognize approximately $190,000 of revenue in the second quarter of 2021 from the app. Actual and expected revenues from first quarter and second quarter of 2021 represented approximately 2.1% and 2.2% respectively, of consolidated net revenues, which were $8.1 million and $8.5 million, respectively.”

Since submitting the letter on July 9, 2021, Bakkt has determined that its actual revenue from its app in the second quarter of 2021 was $134,000, which represented 1.6% of Bakkt’s $8.5 million of consolidated net revenues for the quarter.

(c) In response to an inquiry by the Staff, the Company confirms that bitcoin held by Bakkt’s standalone custody customers and by PDF Contracts customers can be both deposited into and withdrawn from such customer accounts. Bakkt will include in the next amendment to the Registration Statement clarifying language adding that customers can deposit as well as withdraw bitcoin.

Projected Financial Information

6. Please revise the Registration Statement to clarify that the VIH Board did not receive the granular data behind each assumption in the Projections and to provide a high-level summary of the other inputs the VIH Board considered in approving this transaction.

United States Securities and Exchange Commission

August 4, 2021

Response:

The Company will revise the Registration Statement accordingly on page 161 as shown in Annex A-6 to this letter.

* * *

United States Securities and Exchange Commission

August 4, 2021

Please do not hesitate to contact Era Anagnosti at (202) 637-6274 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

WHITE & CASE LLP

Annex A-2

See attached.

Pages 304, 305, F-59 and F-60 of the Registration Statement

Revenue Recognition

We recognize revenue when we transfer promised goods or services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services.

~~Trading and clearing~~Triparty Agreement

All trading and clearing services are provided through the Digital Currency Trading, Clearing, and Warehouse Services Agreement with IFUS and ICUS (the “Triparty Agreement”) which governs the trading, clearing and custody services associated to physically-delivered futures contracts and options contracts (collectively, “PDF Contracts”). Bakkt ~~Trust~~’s customers for trading and clearing services are ~~PDF Contract customers, for whom Bakkt Trust provides custody services, and~~ IFUS and ICUS, who are related parties. Bakkt’s performance obligation is to act as agent to help facilitate the trading and clearing transactions for IFUS/ICUS and to provide the custody services as required for the PDF Contracts for IFUS/ICUS’s customers, who ~~Trust introduces PDF Contract customers to IFUS and ICUS for trading and clearing. Bakkt Trust’s PDF Contract customers~~ are generally institutional investors and market makers. PDF Contract customers enter into agreements separately with each of IFUS, ICUS and Bakkt ~~Trust~~ for trading, clearing and custody related services, respectively, with respect to the PDF Contracts and none of those agreements contain cross provisions. ~~The performance obligations related to trading and clearing services performed by IFUS and ICUS consist of trade execution/ clearing novation and risk management of open interest and are generally satisfied almost simultaneously when the trade is executed (by IFUS) and cleared (by ICUS), and revenue is recognized at that point in time. Bakkt Trust’s performance obligation in operating as an agent is to introduce PDF Contract customers to IFUS and ICUS for trading and clearing services, respectively. Bakkt Trust does not charge a separate custody fee for PDF Contract customers and does not allocate any transaction price to the custody performance obligation because the contracts are day-to-day contracts and allocating consideration to custody for PDF Contracts would be immaterial.~~ Customers trading PDF Contracts pay a transaction fee for trading and clearing which is collected by ICUS. Per the terms of the Triparty Agreement, IFUS and ICUS pass all trading and clearing transaction fees to Bakkt ~~Trust~~, net of rebates and liquidity payments. As agent, we recognize revenue, on a monthly basis, for trading and clearing services net of expenses incurred by IFUS and ICUS related to their exchange and clearing services, which is included in “Net revenues” in the accompanying consolidated statements of operations and comprehensive loss. The services IFUS and ICUS provide to Bakkt ~~Trust~~ are in accordance with the Triparty Agreement. IFUS and ICUS absorb the cost of these services; as such, Bakkt ~~Trust~~ recognizes the trading and clearing expenses covered by a related party as an expense (contra-revenue) with a corresponding increase to equity to reflect a capital contribution related to the services provided (see Note 7 and Note 8).

In certain contracts with customers, IFUS offer rebates to support market liquidity and trading volume, which provides qualified PDF Contract customers with a discount to the applicable transaction fee. These rebates represent a form of variable consideration. Because IFUS generally measure and resolve these rebates within the same reporting period, it is generally not necessary for us to estimate these at a given reporting period date. These rebates represent consideration payable to a customer and reduce the transaction price; as such, these rebates are included in “Net revenues” in the accompanying consolidated statements of operations and comprehensive loss.

Bakkt recognized net revenues of ($2,007,000) and ($881,000) for the years ended December 31, 2020 and 2019, respectively. These amounts are net of $3,393,000 and $693,000 for rebates and incentive payments for the years ended December 31, 2020 and 2019, respectively, and related party expense (contra-revenue) of $697,000 and $188,000 for the years ended December 31, 2020 and 2019, respectively.

Revenue from our trading and clearing services is included in “Transaction revenue, net” in the disaggregation of revenue table within Note 3.

Custody

The Company provides a bitcoin custody solution to institutions and certain high net worth individuals. For PDF Contract customers with custody accounts related to futures trading and clearing, the Company does not charge a fee specifically for the custody service. For customers using custody services on a standalone basis, the Company charges a fee, which is generally based on a fixed fee and represents fixed consideration. The Company invoices customers on a quarterly basis. Our performance obligation related to the storage and custody of a customer’s bitcoin represents a stand-ready obligation to provide custody services for digital assets. Bitcoin held in a custodial capacity on behalf of our customers is not included in the Company’s consolidated balance sheet, as the Company does not own that bitcoin. The contract for custodial services may be terminated by the applicable institution or high~~n~~ net worth individual at any time upon final withdrawal of all digital assets, without incurring a penalty. As a result, we believe our contracts represent a day-to-day contract with each day representing a renewal. These renewals are priced consistently with the original contract and with other similar customers and as such, we do not believe that they represent a material right.

The daily contract consists of a single performance obligation to provide custodial services, with the transaction price equal to a pro rata portion (i.e., daily) of the annual custody fee. Bakkt ~~Trust~~’s performance obligation to provide custodial services meets the criterion to be satisfied over time. Revenue from our custodial services ~~are~~ is included in “Net revenues” in the accompanying consolidated statements of operations and comprehensive loss.

We recognized revenue of $304,000 the year ended December 31, 2020 and no revenue for the year ended December 31, 2019.

Revenue from our custody services is included in “Subscription and services revenue” in the disaggregation of revenue table within Note 3.

Pages 304, F-66 and F-99 of the Registration Statement

Disaggregation of Revenue

The Company disaggregates revenue by service type, as management believes that this level of disaggregation depicts best how the nature, amount, timing and uncertainty of revenue and cash flows are impacted by economic factors (in thousands):

	Three Months Ended March 31,
	2021	2020
Transaction revenue, net(1)	$3,295	$238
Subscription and service revenue	4,850	3,292

	$8,145	$3,530

(1)

~~Net~~ Amounts presented net of rebates, liquidity payments, exchange and clearing expenses and Class B warrant asset amortization of $889,000 and $624,000 for the three months ended March 31, 2021 and 2020, respectively. Amounts also include related party amounts of $307,217 and $624,000 for the three months ended March 31, 2021 and 2020, respectively.

	December 31, 2020	December 31, 2019
Transaction revenue, net(1)	$7,386	$(881)
Subscription and service revenue	21,109	—
Other	—	17

	$28,495	$(864)

(1)

~~Net~~ Amounts presented net of rebates, liquidity payments, exchange and clearing expenses and Class B warrant asset amortization of $4,477,000 and $881,000 for the years ended December 31, 2020 and 2019, respectively. Amounts also include related party amounts of $4,090,000 and $881,000 for the years ended December 31, 2020 and 2019, respectively.

Pages F-74 of the Registration Statement

7.	Related Parties

On December 19, 2018, Bakkt entered into an intercompany services agreement with ICE to provide management and technical support services. For the period year ended December 31, 2020 and 2019, expenses of $3,082,000 and $500,000 respectively have been recorded by Bakkt in connection with this agreement and are reflected as “Affiliate expenses” in the accompanying consolidated statements of operations and comprehensive loss. ICE also makes various payroll distributions and payments to vendors on behalf of Bakkt. ICE also makes unitary state income taxes on behalf of DACC.

A Company executive was a party to the Purchase and Sale Agreement dated as of April 26, 2019, by and among, DACC, the Company, and each of the sellers of DACC. The Company executive owned approximately three percent of DACC’s equity prior to the sale and was paid approximately $226,000 as consideration for the shares owned at signing/closing and another approximately $27,000 upon the release of the escrow amount during the year ended December 31, 2020.

On August 29, 2019, Bakkt Trust entered into the Triparty Agreement. The Triparty Agreement provides for IFUS to list for trading one or more digital currency futures and/or options contracts, and for ICUS to serve as the clearing house to provide central counterparty and ancillary services for such contracts. Bakkt Trust will provide certain warehouse, settlement and ancillary services relating to digital currencies. The Triparty Agreement required Bakkt Trust to make, and, subject to certain limits, to replenish as needed a $35,350,000 default resource contribution to ICUS, to be used by ICUS in accordance with the ICUS rules and is included in the “Deposits with clearinghouse affiliate” current and noncurrent balances on the accompanying consolidated balance sheets. Interest earned on the contribution, net of certain fees and costs, is paid to Bakkt Trust from ICUS. Total interest of $123,000 and $188,000 was earned for the year ended December 31, 2020 and 2019, respectively, and is included in “Interest income, net” in the accompanying consolidated statements of operations and comprehensive loss. $0 and $27,000 of the interest earned remains uncollected and is included in “Deposits with clearinghouse affiliate, noncurrent” in the accompanying consolidated balance sheets as of December 31, 2020 and 2019, respectively. The Triparty Agreement further requires all revenues of IFUS and ICUS with respect to the trading and clearing of digital currency contracts, after deduction of any applicable rebates and liquidity or incentive payments, to be remitted to Bakkt. If such revenues of IFUS and ICUS are less than the amount of rebates and liquidity or incentive payments, Bakkt owes the shortfall to IFUS and ICUS. The expenses incurred by IFUS and ICUS related to their exchange and clearing services are recorded net of revenue (see Note 8). Bakkt recognized Net revenues of ($2,007,000) and ($881,000) for the years ended December 31, 2020 and 2019, respectively. These amounts are net of $3,393,000 and $693,000 for rebates and incentive payments for the years ended December 31, 2020 and 2019, respectively, and related party expense (contra-revenue) of $697,000 and $188,000 for the years ended December 31, 2020 and 2019, respectively.~~Rebates, liquidity payments and the exchange and clearing expenses amounted to $4,090,000 and $881,000 during the years ended December 31, 2020 and 2019, respectively, and are included in “Net revenues” in the accompanying consolidated statements of operations and comprehensive loss.~~

Pages F-104 of the Registration Statement

7.	Related Parties

On December 19, 2018, Bakkt entered into an intercompany services agreement with ICE to provide management and technical support services. For the three months ended March 31, 2021 and 2020, expenses of $471,000 and $1,070,000, respectively, have been recorded by Bakkt in connection with this agreement and are reflected as “Affiliate expenses” in the accompanying consolidated statements of operations and comprehensive loss. ICE also makes various payroll distributions and payments to vendors on behalf of Bakkt. ICE also makes unitary state income taxes on behalf of DACC.

On August 29, 2019, Bakkt Trust entered into the Triparty Agreement. The Triparty Agreement provides for IFUS to list for trading one or more digital currency futures and/or options contracts, and for ICUS to serve as the clearing house to provide central counterparty and ancillary services for such contracts. Bakkt Trust will provide certain warehouse, settlement and ancillary services relating to digital currencies. The Triparty Agreement required Bakkt Trust to make, and, subject to certain limits, to replenish as needed a $35,350,000 default resource contribution to ICUS, to be used by ICUS in accordance with the ICUS rules and is included in the “Deposits with clearinghouse affiliate” current and noncurrent balances on the accompanying consolidated balance sheets. During the three months ended March 31, 2021, ICE returned $20.2 million to Bakkt Trust (see Note 6). Interest earned on the contribution, net of certain fees and costs, is paid to Bakkt Trust from ICUS. Total interest of $0 and $102,000 was earned for the three months ended March 31, 2021 and 2020, respectively, and is included in “Interest income, net” in the accompanying consolidated statements of operations and comprehensive loss. All interest earned was collected as of March 31, 2021 and December 31, 2020, respectively. The Triparty Agreement further requires all revenues of IFUS and ICUS with respect to the trading and clearing of digital currency contracts, after deduction of any applicable rebates and liquidity or incentive payments, to be remitted to Bakkt. If such revenues of IFUS and ICUS are less than the amount of rebates and liquidity or incentive payments, Bakkt owes the shortfall to IFUS and ICUS. The expenses incurred by IFUS and ICUS related to their exchange and clearing services are recorded net of revenue (see Note 8). ~~Rebates, liquidity payments and the exchange and clearing expenses amounted to $307,000 and $624,000 during the three months ended March 31, 2021 and 2020, respectively, and are included in “Net revenues” in the accompanying consolidated statements of operations and comprehensive loss.~~ Bakkt recognized Net revenues of ($25,675) and ($364,758) for the three months ended March 31, 2021 and 2020, respectively. These amounts are net of $197,251 and $537,558 for rebates and incentive payments for the three months ended March 31, 2021 and 2020, respectively, and related party expense (contra-revenue) of $109,966 and $85,979 for the three months ended March 31, 2021 and 2020, respectively.

Annex A-4

See attached.

Bakkt Holdings, LLC

Consolidated Statements of Operations and Comprehensive Loss

(in thousands)

	Year Ended December 31,
	2020	2019
Revenues:
Net Revenues (net revenues from affiliate of $(2,007) and $(881), respectively)	$28,495	$(881)
Other	—	17

Total revenues	28,495	(864)

Operating expenses:
Compensation and benefits	43,141	23,237
Professional services	5,751	4,150
Technology and communication	9,741	4,256
Selling, general and administrative	8,219	2,617
Acquisition-related expenses	13,372	731
Depreciation and amortization	8,159	324
Affiliate expenses	3,082	500
Impairment of long-lived assets	15,292	—
Other operating expenses	857	—

Total operating expenses	107,614	35,815

Operating loss	(79,119)	(36,679)
Interest income, net	123	3,280
Other income (expense), net	(218)	224

Loss before income taxes	(79,214)	(33,175)
Income tax (expense) benefit	(391)	199

Net loss	$(79,605)	$(32,976)

Currency translation adjustment, net of tax	191	—

Comprehensive loss	$(79,414)	$(32,976)

The accompanying notes are an integral part of these consolidated financial statements.

Bakkt Holdings, LLC

Consolidated Statements of Operations and Comprehensive Loss

(in thousands)

(Unaudited)

	Three Months Ended March 31,
	2021	2020
Revenues:
Net Revenues (net revenues from affiliate of $(25) and $(365), respectively)	$8,145	$3,530
Operating expenses:
Compensation and benefits	15,233	7,459
Professional services	913	1,017
Technology and communication	2,786	2,017
Selling, general and administrative	6,109	780
Acquisition-related expenses	7,820	11,142
Depreciation and amortization	2,794	1,098
Affiliate expenses	471	1,070
Impairment of long-lived assets	—	1,393
Other operating expenses	429	32

Total operating expenses	36,555	26,008

Operating loss	(28,410)	(22,478)
Interest income (expense), net	(49)	426
Other income (expense), net	(338)	396

Loss before income taxes	(28,797)	(21,656)
Income tax expense	(23)	(37)

Net loss	$(28,820)	$(21,693)

Currency translation adjustment, net of tax	79	(296)

Comprehensive loss	$(28,741)	$(21,989)

The accompanying notes are an integral part of these consolidated financial statements.

Annex A-6

See attached.

In arriving at the Projections, the material assumptions considered, included, but were not limited to, the following:

•	a closing date of the Business Combination of January 1, 2021 and related funding for execution of Bakkt’s growth strategy;

•	general launch of the first consumer-focused iteration of the Bakkt Platform, our consumer app, in the first quarter of 2021;

•	continued acquisition of partnerships with digital asset content providers; and

•

expansion of the number and type of digital assets offered on the Bakkt Platform including, but not limited to additional cryptoassets, in-game assets, equity securities and additional loyalty and rewards points/miles; and

•

with respect to the projected revenue to be generated from crypto trades, among other things, an increasing number of active users, with the largest increase occurring between 2021 and 2022 following the initial engagement and integration of enterprise partners on the Bakkt platform, and maintaining a certain level of monthly crypto purchases and crypto sales within the app.

The VIH Board was not provided and did not review the specific inputs to the revenue projections attributable to the Crypto Trades. These specific inputs represented ancillary data points, which individually were not material to the valuation of the Business Combination and constituted only a limited set of data among a large number of components, including but not limited to the number of loyalty points being traded on the Bakkt platform and the number of transactions involving the various loyalty points, the number and the nature of partners being able to be onboarded on the Bakkt platform as well as the ability to integrate the Bakkt platform with other payment providers, that were taken in consideration for purposes of arriving at the projected financial information, which were evaluated by the VIH Board.

The Projections were prepared solely for internal use and not with a view toward public disclosure or toward complying with GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The Projections included in this document have been prepared by, and are the responsibility of, Bakkt’s management. Neither the independent registered public accounting firms of Bakkt or VIH nor any other registered public accounting firms, have compiled, examined or performed any procedures with respect to the Projections contained herein, nor have they expressed any opinion or any other form of assurance on such information their achievability, and the independent registered public accounting firms of Bakkt and VIH assume no responsibility for, and disclaim any association with, the Projections. The report of the independent registered public accounting firm included in this document relates to the historical financial information of Bakkt. It does not extend to the Projections and should not be read to do so. Additionally, at the time the Projections were provided to the VIH Board, the accounting for revenues from cryptocurrency transactions were under review and subject to change. Revenues and costs resulting from cryptocurrency transactions in the Projections were reflected on a gross basis. See also risk factors titled “Because there is limited guidance for tax reporting or accounting of bitcoin and other cryptoasset transactions, the determination that Bakkt has made for how to account for or report the tax treatment of cryptoasset transactions may be subject to change” on page 96 and “Future changes in financial accounting standards may significantly change Bakkt’s reported results of operations” on page 102. Furthermore, the Projections do not take into account any circumstances or events occurring after the date they were prepared. Nonetheless, a summary of the Projections is provided in this proxy statement/prospectus because the Projections were made available to VIH. The inclusion of the Projections in this proxy statement/prospectus should not be regarded as an indication that VIH, the VIH Board, or their respective affiliates, advisors or other representatives considered, or now considers, such Projections necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the Business Combination Proposal. No person has made or makes any representation or warranty to any VIH shareholder regarding the information included in these Projections. The Projections are not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on this information. The Projections should not be viewed as public guidance.